UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Consolidated Communications Holdings, Inc.
(Name of the Issuer)

Consolidated Communications Holdings, Inc.
Condor Holdings LLC
Searchlight III CVL, LLC

(Names of Persons Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

209034107
(CUSIP Number of Class of Securities)

J. Garrett Van Osdell
Chief Legal Officer
Consolidated Communications Holdings, Inc.
2116 South 17th Street
Mattoon, Illinois 61938-5973
(217) 235-3311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

With copies to

Robert I. Townsend, III Jin-Kyu Baek Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019 (212) 474-1000	Steven A. Cohen Victor Goldfeld Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Ryan J. Maierson Ryan J. Lynch Latham & Watkins LLP 811 Main Street Houston, TX 77002 (713) 546-7420

   This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

  Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 5 (this “Final Amendment”), which amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2023 (as amended by Amendment No. 4 filed with the SEC on February 1, 2024, Amendment No. 3 filed with the SEC on January 24, 2024, Amendment No. 2 filed with the SEC on December 18, 2023 and Amendment No. 1 filed with the SEC on December 13, 2023, together with the exhibits hereto, the “Schedule 13E-3” or “Transaction Statement”), is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Consolidated Communications Holdings, Inc. (“Consolidated” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.01 per share (the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) Condor Holdings LLC, a Delaware limited liability company (“Parent”), and (iii) Searchlight III CVL, LLC, a Delaware limited liability company (as successor by conversion of Searchlight III CVL, L.P.) and the sole member of Parent (“Searchlight III CVL”). Parent and Searchlight III CVL are Filing Persons of this Transaction Statement because they are affiliates of the Company under the SEC rules governing “going-private” transactions.

The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated as of October 15, 2023 (the “Merger Agreement”) by and among the Company, Parent and Condor Merger Sub Inc., a Delaware corporation and a former wholly owned subsidiary of Parent (“Merger Sub”). On December 27, 2024, Merger Sub merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Searchlight III CVL. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person. Additionally, on December 26, 2024, Searchlight III CVL, L.P. was converted into Searchlight III CVL, LLC, a Delaware limited liability company that does not have a general partner. Therefore, Searchlight III CVL GP, LLC, the former general partner of Searchlight III CVL, L.P. prior to the conversion, and Eric Zinterhofer, the sole member of Searchlight III CVL GP, LLC, are each no longer filing persons.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates detailed below. Except as otherwise set forth in this Final Amendment, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.

On December 18, 2023, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger, which was further amended and supplemented by the filing of definitive additional materials under Regulation 14A on January 24, 2024. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the Proxy Statement and incorporated herein by reference.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15. Additional Information

(c)            Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented by adding the following language:

On December 27, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, Merger Sub was merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Searchlight III CVL.

At the effective time of the Merger (the “Effective Time”), and as a result of the Merger:

(a)	each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held directly or indirectly by Parent or any subsidiary of the Company, (ii) held by the Company as treasury shares or held by Merger Sub (which were cancelled without payment of any consideration) or (iii) held by any person who properly exercised appraisal rights under Delaware law) was automatically cancelled and converted into the right to receive an amount in cash equal to $4.70 per share, without interest (the “Merger Consideration”), subject to any withholding of taxes required by applicable law;

(b)	(i) each Share held directly by Parent immediately prior to the Effective Time automatically converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and (ii) all Shares issued and outstanding immediately prior to the Effective Time that were held by any direct or indirect wholly owned subsidiary of the Company or by any direct or indirect wholly owned subsidiary of Parent (other than Merger Sub) automatically converted into such number of validly issued, fully paid and nonassessable shares of common stock of the Surviving Corporation, or fraction thereof, such that the ownership percentage of any such subsidiary in the Surviving Corporation immediately following the Effective Time equaled the ownership percentage of such subsidiary in the Company immediately prior to the Effective Time;

(c)	(i) each Company restricted share award (“Company RSAs”) (A) held by a non-employee director or by certain affiliates of Searchlight and (B) outstanding as of immediately prior to the Effective Time vested and converted into the right to receive the Merger Consideration, and (ii) all other Company RSAs outstanding as of immediately prior to the Effective Time were converted into time-based restricted cash awards based on the Merger Consideration and subject to the same terms and conditions, including with respect to vesting, as were applicable to the corresponding Company RSAs; and

(d)	each Company performance share award (“Company PSAs”) outstanding as of immediately prior to the Effective Time converted into a performance-based restricted cash award based on the Merger Consideration and subject to the same terms and conditions, including with respect to both the time-based vesting conditions and the performance-based vesting conditions as were applicable to the corresponding Company PSAs (except that the relative total shareholder return modifier was deemed to be achieved at the target level) in accordance with the terms set forth in the Merger Agreement.

Following the Merger, all shares of Series A Preferred Stock (as defined in the Merger Agreement) remain outstanding in accordance with the terms of the Certificate of Designations for the Series A Preferred Stock.

Prior to the opening of trading on December 27, 2024, the Company notified The Nasdaq Global Select Market (“Nasdaq”) that the Merger had been completed and that a certificate of merger had been filed with the Secretary of State of the State of Delaware, and requested that Nasdaq suspend trading of the Shares on Nasdaq prior to the opening of trading on December 27, 2024. Trading of the Shares on Nasdaq was halted prior to the opening of trading on December 27, 2024. The Company also requested that Nasdaq file with the SEC a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, to effect the delisting of all the Company’s Shares from Nasdaq and the deregistration of such Shares under Section 12(b) of the Exchange Act. As a result, the Company’s Shares will no longer be listed on Nasdaq.

Upon effectiveness of the Form 25, the Company intends to file a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Exchange Act with the SEC, requesting the termination of registration of the Shares and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to all the Company’s Shares and post-effective amendments to its registration statements on Form S-8, terminating the registration of Shares underlying such registration statements.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)*	Definitive Proxy Statement of Consolidated Communications Holdings,Inc. (included in the Schedule 14A filed on December 15, 2023, and incorporated herein by reference) (the “Definitive Proxy Statement”).
(a)(2)(ii)*	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iii)*	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iv)*	Definitive Additional Materials to the Proxy Statement of Consolidated Communications Holdings,Inc. (included in the Schedule 14A filed on January 24, 2024 and incorporated herein by reference) (the “Supplement”)
(a)(2)(v)*	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(5)(i)*	Press Release, dated October 16, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Consolidated Communications Holdings,Inc. with the Commission on October 16, 2023).
(a)(5)(ii)*	Investor Presentation (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Consolidated Communications Holdings,Inc. with the Commission on October 16, 2023).
(a)(5)(iii)*	Press Release, dated as of December 27, 2023 (included in the Schedule 14A filed on December 27, 2023 and incorporated herein by reference).
(a)(5)(iv)*	Press Release, dated as of January 3, 2024 (included in the Schedule 14A filed on January 3, 2024 and incorporated herein by reference).
(a)(5)(v)*	Investor Presentation, dated as of January 10, 2024 (included in the Schedule 14A filed on January 10, 2024 and incorporated herein by reference).
(a)(5)(vi)*	Investor Presentation, dated as of January 10, 2024 (included in the Schedule 14A filed on January 11, 2024 and incorporated herein by reference).
(a)(5)(vii)*	Press Release, dated as of January 11, 2024 (included in the Schedule 14A filed on January 11, 2024 and incorporated herein by reference).

(a)(5)(viii)*	Press Release, dated as of January 19, 2024 (included in the Schedule 14A filed on January 19, 2024 and incorporated herein by reference).
(a)(5)(ix)*	Press Release, dated as of January 22, 2024 (included in the Schedule 14A filed on January 22, 2024 and incorporated herein by reference).
(a)(5)(x)*	Press Release, dated as of January 23, 2024 (included in the Schedule 14A filed on January 23, 2024 and incorporated herein by reference).
(c)(i)*	Opinion of Rothschild& Co US Inc., dated as of October 15, 2023
(c)(ii)*	Discussion materials prepared by Rothschild& Co US Inc., dated May 16, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings,Inc.
(c)(iii)*	Discussion materials prepared by Rothschild& Co US Inc., dated June 6, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings,Inc.
(c)(iv)*	Discussion materials prepared by Rothschild& Co US Inc., dated June 22, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings,Inc.

(c)(v)*	Discussion materials prepared by Rothschild & Co US Inc., dated September 6, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings, Inc.
(c)(vi)*	Discussion materials prepared by Rothschild & Co US Inc., dated September 13, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings, Inc.
(c)(vii)*	Discussion materials prepared by Rothschild & Co US Inc., dated September 23, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings, Inc.
(c)(viii)*	Discussion materials prepared by Rothschild & Co US Inc., dated October 14, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings, Inc.
(c)(ix)*	Discussion materials prepared by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, dated March 15, 2023, for Condor Holdings LLC, Condor Merger Sub Inc., Searchlight III CVL, L.P. and Searchlight III CVL GP, LLC
(d)(i)*	Agreement and Plan of Merger, dated October 15, 2023, by and among Condor Holdings LLC, Condor Merger Sub Inc. and Consolidated Communications Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on October 16, 2023).
(d)(ii)*	Voting Agreement, dated October 15, 2023, by and between Consolidated Communications Holdings, Inc., and Searchlight III CVL, L.P (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on October 16, 2023).
(d)(iii)*	Interim Investors’ Agreement, dated October 15, 2023, by and between Condor Holdings LLC, Condor Merger Sub Inc., Searchlight Capital III, L.P., Searchlight III CVL, L.P and British Columbia Investment Management Corporation.
(d)(iv)*	Equity Commitment Letter, dated October 15, 2023, by and between Condor Holdings LLC, Searchlight Capital III, L.P. and Searchlight Capital III PV, L.P.
(d)(v)*	Limited Guaranty, dated October 15, 2023, by and between Consolidated Communications Holdings, Inc., Searchlight Capital III, L.P. and Searchlight Capital III PV, L.P.
(d)(vi)*	Governance Agreement, dated as of September 13, 2020, by and between Consolidated Communications Holdings, Inc. and Searchlight III CVL, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on September 13, 2020).
(d)(vii)*	Registration Rights Agreement, dated as of October 2, 2020, by and between Consolidated Communications Holdings, Inc. and Searchlight III CVL, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on October 2, 2020).
(d)(viii)*	Waiver, dated as of November 22, 2022, made by Searchlight III CVL, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on November 22, 2022).
(f)	Section 262 of the DGCL (included in the Definitive Proxy Statement and incorporated herein by reference).
(g)	Not Applicable.
107*	Filing Fee Table.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

By:	/s/ Fred A. Graffam III
Name: Fred A. Graffam III
Title: Chief Financial Officer

Date: December 31, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONDOR HOLDINGS LLC

By: Searchlight III CVL LLC, its sole member

By:	/s/ Timothy Austin
Name: Timothy Austin
Title: Authorized Officer

Date: December 31, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEARCHLIGHT III CVL LLC

By:	/s/ Timothy Austin
Name: Timothy Austin
Title: Authorized Officer

Date: December 31, 2024